Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income (loss) from continuing operations before income taxes and minority interests	$9,347	$5,128	$(1,769)	$655	$318

Plus: Fixed charges	29,452	7,474	5,579	7,449	1,440
Plus: Interest expense capitalized	(193)	—	—	—	—
Less: Minority interests in pretax income from continuing operations with no incurred fixed charges	(140)	(95)	—	—	—

Earnings (loss) from continuing operations, adjusted	$38,466	$12,507	$3,810	$8,104	$1,758

Fixed Charges:
Interest and debt amortization expensed and capitalized	$28,702	$7,068	$5,287	$7,080	$1,185

Estimated interest within rental expense	750	406	292	369	255

Total fixed charges	$29,452	$7,474	$5,579	$7,449	$1,440

Ratio of earnings to fixed charges	1.31	1.67	—	1.09	1.22

Shortfall	—	—	(1,769)	—	—